                                                            --------------------
                                 UNITED STATES              |   OMB APPROVAL   |
                      SECURITIES AND EXCHANGE COMMISSION    --------------------
                            Washington, D.C. 20549          |   OMB Number:    |
                                                            |    3235-0058     |
                                  FORM 12b-25               | Expires:         |
                                                            |    June 30, 1995 |
                          NOTIFICATION OF LATE FILING       | Estimated        |
                                                            | average burden   |
                                                            | hours per        |
(Check One):  [X] Form 10-K  [_] Form 20-F  [_] Form 11-K   | response....2.50 |
                     [_] Form 10-Q  [_] Form N-SAR          --------------------
                                                            --------------------
     For Period Ended:       February 29, 1996              | SEC FILE NUMBER  |
                      ------------------------------------  | 0-172 49         |
     [_]  Transition Report on Form 10-K                    --------------------
     [_]  Transition Report on Form 20-F                    --------------------
     [_]  Transition Report on Form 11-K                    |   CUSIP NUMBER   |
     [_]  Transition Report on Form 10-Q                    |   051526 101     |
     [_]  Transition Report on Form N-SAR                   --------------------

     For the Transition Period Ended:
                                     -------------------------------------------

================================================================================

 Read Instruction (on back page) Before Preparing Form. Please Print or Type.

NOTHING IN THIS FORM SHALL BE CONSTRUED TO IMPLY THAT THE COMMISSION HAS VERIFIED ANY INFORMATION CONTAINED HEREIN.

================================================================================

If the notification relates to a portion of the filing checked above, identify the Item(s) to which the notification relates:

- --------------------------------------------------------------------------------
PART I--REGISTRANT INFORMATION
- --------------------------------------------------------------------------------
Full Name of Registrant

AURA SYSTEMS, INC.
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Former Name if Applicable


- --------------------------------------------------------------------------------
Address of Principal Executive Office (Street and Number)

2335 Alaska Avenue
- --------------------------------------------------------------------------------
City, State and Zip Code

El Segundo, CA 90245
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PART II--RULES 12b-25(b) AND (c)

If the subject report could not be filed without unreasonable effort or expense and the registrant seeks relief pursuant to Rule 12b-25(b), the following should be completed. (Check box if appropriate)

       (a)  The reasons described in reasonable detail in Part III of this form
    |       could not be eliminated without unreasonable effort or expense;
    |  (b)  The subject annual report, semi-annual report, transition report
    |       on Form 10-K, Form 20-F, 11-K, Form N-SAR, or portion thereof, will
[X] |       be filed on or before the fifteenth calendar day following the
    |       prescribed due date; or the subject quarterly report or transition
    |       report on Form 10-Q, or portion thereof will be filed on or before
    |       the fifth calendar day following the prescribed due date; and
    |  (c)  The accountant's statement or other exhibit required by
            Rule 12b-25(c) has been attached if applicable.

PART III--NARRATIVE

     The Registrant's Annual Report on Form 10-K could not be filed on or before the prescribed due date, May 29, 1996, without unreasonable effort and expense, as a result of delays experienced in preparing its financial statements for the fiscal year ended February 29, 1996. These delays are the result of the Registrant's transition to a new computerized accounting system in 1996. The new system was acquired by the Registrant in order to accommodate existing and anticipated growth in the Registrant's business and operations. Difficulties normally encountered in a transition to a new accounting system were further increased by the near doubling of revenues from the prior year.

     Because of the Registrant's delay in compiling financial data, the Registrant's year end consolidated financial statements could not be finalized until recently, making it impossible for the Registrant's auditors to complete their audit on or before May 29, 1996.


                                                 (ATTACH EXTRA SHEETS IF NEEDED)

                                                                SEC 1344 (11-91)

PART IV--OTHER INFORMATION

(1) Name and telephone number of person to contact in regard to this notification

             STEVEN C. VEEN                   310       643-5300, Ext. 215
     ------------------------------------  ----------- -------------------------
                  (Name)                   (Area Code)     (Telephone Number)

(2)  Have all other periodic reports required under Section 13 or 15(d) of the Securities Exchange Act of 1934 or
     Section 30 of the Investment Company Act of 1940 during the preceding 12 months (or for such shorter) period that the
     registrant was required to file such reports) been filed?
     If the answer is no, identify report(s).                    [X] Yes  [_] No


     ---------------------------------------------------------------------------

(3)  Is it anticipated that any significant change in results of operations from the corresponding period for the last
     fiscal year will be reflected by the earnings statements to
     be included in the subject report or portion thereof?       [X] Yes  [_] No

     Financial results for fiscal 1996 reflect an 85% increase in revenues over the prior year, from $44.2 million in 1995 to $82.2 million in 1996. The Registrant also incurred a net loss of $26 million in fiscal 1996, compared to a $2.6 million loss in the prior fiscal year. During fiscal 1996 the Registrant began a refocusing of its core businesses, which included the discontinuance of its video game-related Interactor program, various asset valuation write downs and a sharp increase in research and development costs. Approximately $25 million in costs were associated with these actions, $21 million of which were incurred in the fourth quarter of fiscal 1996: (i) $17 million related to the Interactor; (ii) $3 million for inventory adjustments and asset write downs; and (iii) $5.2 million of research and development expense (compared to $2 million in the prior year).


                              AURA SYSTEMS, INC.
          ----------------------------------------------------------
                 (Name of Registrant as Specified in Charter)

has caused this notification to be signed on its behalf by the undersigned hereunto duly authorized.


Date  May 30, 1996                        By  /s/ Steven C. Veen
    ----------------------------------    --------------------------------------
                                              Steven C. Veen,
                                              Chief Financial Officer


- --------------------------------- ATTENTION ------------------------------------
|               INTENTIONAL MISSTATEMENTS OR OMISSIONS OF FACT                 |
|        CONSTITUTE FEDERAL CRIMINAL VIOLATIONS (SEE 18 U.S.C. 1001).          |
- --------------------------------------------------------------------------------

                             GENERAL INSTRUCTIONS

1. This form is required by Rule 12b-25 (17 CFR 240,12b-25) of the General Rules and Regulations under the Securities Exchange Act of 1934.

2. One signed original and four conformed copies of this form and amendments thereto must be completed and filed with the Securities and Exchange Commission, Washington, D.C. 20549, in accordance with Rule 0-3 of the General Rules and Regulations under the Act. The information contained in or filed with the form will be made a matter of public record in the Commission files.

3. A manually signed copy of the form and amendments thereto shall be filed with each national securities exchange on which any class of securities of the registrant is registered.

4. Amendments to the notifications must also be filed on form 12b-25 but need not restate information that has been correctly furnished. The form shall be clearly identified as an amended notification.

5. Electronic Filers. This form shall not be used by electronic filers unable to timely file a report solely due to electronic difficulties. Filers unable to submit a report within the time period prescribed due to difficulties in electronic filing should comply with either Rule 201 or Rule 202 of Regulation S-T or apply for an adjustment in filing date pursuant to Rule 13(b) of Regulation S-T.

                          EXHIBIT ONE TO FORM 12b-25
                          --------------------------

                             Pannell Kerr Forster
                         Certified Public Accountants
                          A Professional Corporation
                      911 Wilshire Boulevard, Suite 1850
                        Los Angeles, California  90017


                                 May 30, 1996


U.S. Securities and Exchange Commission
450 Fifth Street, N.W.
Washington, D.C.  20549

          Re:   Aura Systems, Inc. (the "Registrant")
                -------------------------------------

Ladies and Gentlemen:

          Pannell Kerr Forster ("PKF") was unable to furnish its audit report relating to the Registrant's consolidated financial statements for the year ended February 29, 1996 on or before May 29, 1996, the prescribed due date for the Registrant's Annual Report on Form 10-K, as the Registrant was unable to furnish to PKF its fiscal 1996 consolidated financial statements in final form until the week of May 27.

          The Registrant's delay in finalizing financial statements was the result of its transition to a new computerized accounting system in 1996. These delays were compounded by the increased number of financial transactions in fiscal 1996, compared to fiscal 1995. As a result PKF was not able to complete its audit of the Registrant's consolidated financial statements and issue its audit report on or before May 29, 1996.

                                            PANNELL KERR FORSTER